File Pursuant to Rule 424(b)(3)
Registration No. 333-168971

SUPPLEMENT NO. 2 DATED FEBRUARY 17, 2011
TO PROSPECTUS DATED JANUARY 19, 2011

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated January 19, 2011 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 1 and this Supplement No. 2.

TABLE OF CONTENTS

Status of the Offering	S-2
Recent Developments	S-2

Certain forward-looking statements are included in the prospectus and in each supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of January 27, 2011, 172,727,272 Units remain unsold. We will offer Units until January 19, 2013, unless the offering is extended, provided that the offering will be terminated if all of the Units are sold before then.

The exemption from registration provided under Section 25104(h) of the California Corporations Code will not be available for resales of units purchased in this offering.

RECENT DEVELOPMENTS

We caused one of our indirect wholly-owned subsidiaries to enter into a series of purchase contracts for the potential purchase of six (6) hotels.

The total gross purchase price for these hotels, which contain a total of 713 guest rooms, is approximately $113.2 million. Deposits totaling $550,000 have been made and certain contracts require an additional aggregate deposit in the amount of $650,000 at or after the end of our contractual review periods. A number of required conditions to closing currently remain unsatisfied under each of the purchase contracts. Accordingly, there can be no assurance at this time that any closings will occur under these purchase contracts. Upon a purchase, the deposit amounts would be credited against the applicable purchase price. The deposits were funded by offering proceeds and offering proceeds will be used for the additional deposits.

The following table provides a summary of the hotels covered by pending purchase contracts entered into since our Prospectus Supplement No. 1 dated January 27, 2011:

	Hotel Location	Franchise	Date of Purchase Contract	Number of Rooms	Gross Purchase Price
1.	Denver, Colorado	Hilton Garden Inn	February 1, 2011	221	$58,500,000
2.	Wytheville, Virginia	Fairfield Inn & Suites	February 4, 2011	80	7,250,000
3.	Columbia, South Carolina	TownePlace Suites	February 4, 2011	91	10,500,000
4.	Winston-Salem, North Carolina	Hampton Inn & Suites	February 4, 2011	94	11,000,000
5.	Jacksonville, North Carolina(a)	Home2 Suites	February 4, 2011	105	12,000,000
6.	Charleston, South Carolina(a)	Home2 Suites	February 8, 2011	122	13,908,000

			Total	713	$113,158,000

Note for Table:

a)	Hotels are currently under construction. The table shows the expected number of rooms upon hotel completion and the expected franchise.

We have no material relationship or affiliation with the prospective sellers of the hotels described above, except through the pending purchase contracts and any related documents.

The purchase contract for the hotel to be constructed in Charleston, South Carolina was initially entered into by Apple Suites Realty Group, Inc. (“ASRG”). ASRG assigned the contract to the Company on February 8, 2011. ASRG is 100% owned by our Chairman and Chief Executive Officer, Glade Knight. There was no consideration paid to ASRG for this assignment, other than the reimbursement of the deposit previously made by ASRG. There was no profit for ASRG in the assignment.

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